SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       Polska Telefonia Cyfrowa Sp. z o.o.
             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw
                                     Poland
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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NEWS RELEASE



               AMENDMENTS TO THE INDENTURES OF SENIOR SUBORDINATED
                  NOTES GUARANTEED BY POLSKA TELEFONIA CYFROWA

Warsaw - September 21, 2004 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl ) the leading Polish wireless provider of nationwide dual-band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that it has amended the Indentures relating to all outstanding Notes, guaranteed by PTC, and with the U.S. Bank National Association (successor to State Street Bank and Trust Company), acting as Trustee.

The outstanding Notes comprise:

o Eur 10 7/8 Notes due 2008;
o Eur 11 1/4 Notes due 2009;
o USD 11 1/4 Notes due 2009.

The amendments, included in the Second Supplemental Indenture, were made in accordance with Section 9.01 of the Indenture, which provides that PTC (as the "Guarantor"), its subsidiaries (as "Issuers" or "Holdings", as applicable) and the Trustee may amend the Indenture without the notice to, or the consent of, the Holders of the Notes to cure any ambiguity, omission, defect or inconsistency in the Indentures, or to make any change that does not adversely affect the rights of any Holder.

The Indentures have been amended by restating the definition of "Intercompany Receivables" contained in Section 1.01 in its entirety as follows:

"Intercompany Receivables means the obligations of the Guarantor, and, if applicable, any Restricted Subsidiary to the Issuer or, if applicable, to any Restricted Subsidiary in respect of the loans by the Issuer or any Restricted Subsidiary to the Guarantor and any such Restricted Subsidiary of the proceeds of the Notes."

The amendments were made to the definition of "Intercompany Receivables" so that the term applies to intercompany loans of proceeds of the Notes, made among any of the Issuer, the Guarantor or any Restricted Subsidiary. Such intercompany loan arrangements were contemplated at the time of issuance of the Notes and were intended to be included in the definition of "Intercompany Receivables".

For more information about the company, please see the www.era.pl pages on the Internet.

                                       ###

For further information please contact:

Karol Depczynski
Investor Relations
Telephone: (+48) 22 413 3112
Fax: (+48) 22 413 6235




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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.
(Registrant)

By:           /s/ Boguslaw Kulakowski
     -----------------------------------------------------
Boguslaw Kulakowski, Director General


By:           /s/ Wilhelm Stueckemann
     -----------------------------------------------------
Wilhelm Stueckemann, Director of Network Operations


By:           /s/ Jonathan Eastick
     -----------------------------------------------------
Jonathan Eastick, Director of Finance

September 21, 2004